

Mail Stop 3561

October 19, 2016

<u>Via E-mail</u>
Lixia Tu
Chief Financial Officer
KBS Fashion Group Limited
Xin Fengge Building
Yupu Industrial Park
Shishi City, Fujian Province 362700
People's Republic of China

Re: KBS Fashion Group Limited
Form 20-F for the Year Ended December 31, 2015
Filed May 2, 2016
File No. 001-35715

Dear Ms. Tu:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

<u>Form 20-F for the Year Ended December 31, 2015</u>

<u>Report of Independent Registered Public Accounting Firm, page F-1</u>

1.   We note you provide statements of financial position as of December 31, 2015 and 2014 and statements of comprehensive income, statements of changes in equity and statements of cash flows for each of the three years then ended December 31, 2015. We also note the audit report included in the filing opines only on fiscal year 2015. Please amend your filing to provide reports of independent registered public accounting firms to cover all periods presented. Refer to Item 8.A.3 of Form 20-F.

Notes to Consolidated Financial Statements, page F-7
Note 6. Key Sources of Estimation Uncertainty, page F-20

2.   We note you recognized impairment losses of $1,317,295 and $1,248,039 for
        prepayments for acquisition of land use rights and the related prepayments for
        construction on such land, respectively, during the year ended December 31, 2015. We
        also note on page F-29 that the carrying value of these assets is $4,774,063 and
        $7,160,523 and that the company expected the project would be delayed, or in the worst
        case, be terminated due to certain ongoing disputes. Please clarify whether the
        recoverable amount of these assets is the fair value less cost of disposal or its value in use
        and provide the corresponding disclosures per IAS 36 paragraph 130.

        We remind you that the company and its management are responsible for the accuracy
and adequacy of their disclosures, notwithstanding any review, comments, action or absence of
action by the staff.

        You may contact Steve Lo at (202) 551-3394 or Nasreen Mohammed at (202) 551-3773
if you have questions regarding these comments.

                                                Sincerely,

                                                /s/Craig Arakawa

                                                Craig Arakawa
                                                Accounting Branch Chief
                                                Office of Beverages, Apparel and
                                                Mining